August 27, 2008

Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Essex Property Trust, Inc.
File No. 001-13106
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008

Dear Mr. Woody:

On behalf of Essex Property Trust, Inc. (the “Company” or “Essex”), we, as counsel to the Company, submit this letter in response to comments form the staff (the “Staff’) of the Securities and Exchange Commission (the “SEC”) received by facsimile, dated July 29, 2008, related to the above filing.

In this letter, we have recited the comments from the Staff in italicized, bold type, and have followed each comment with the Company’s response in regular type.  The numbering of the Company’s responses set forth corresponds to the numbering in the Staff’s letter.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 18

1.
We note your response to prior comment 2. In addition to the more detailed disclosure that you have agreed to provide on mortgages and other liens or encumbrances, please provide a cross-reference to the applicable notes to your financial statements and Schedule III.

Response

As requested by the Staff, the Company will provide a cross-reference to the applicable notes to our financial statements and Schedule III in future filings.

Item 6. Selected Financial Data, page 28

2.
We have considered your response to our prior comment 1. It appears that your measure of Adjusted EBITDA eliminates certain recurring items.  Accordingly we continue to believe that you should provide all of the disclosures required by question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Please revise your discussion of Adjusted EBITDA to include these disclosures.

Response

The Company believes that Adjusted EBITDA and the interest coverage ratio are easily calculated by the users of the financial statements using the GAAP income statement. The Company will not include the calculation of Adjusted EBITDA or the interest coverage ratio in Item 6, the Selected Financial Data, in future filings. Therefore, no further discussion is considered necessary.

***

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Direct: +1 650 849 1706
Fax: +1 650 858 0139
Email: mdance@essexpropertytrust.com